SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 26, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 26, 2007

TAM Receives Another Airbus A320

Company has added 15 aircraft to its fleet so far this year

São Paulo, June 26, 2007 – This week, TAM (Bovespa: TAMM4; NYSE: TAM) received a new Airbus A320 that is being incorporated to its operating fleet. So far this year, the company has received 15 aircraft – 12 airplanes from the A320/319 family and three MD-11s. With these acquisitions, the company has a total of 86 Airbus aircraft – 15 A319s, 61 A320s and 10 A330s.

With the addition of the new Airbus A320, TAM increases its fleet to 106 aircraft (86 Airbus, 17 F-100s and 3 MD-11s). The company plans to end 2007 with 112 airplanes in operation.

The new fleet planned by the company foresees the incorporation of 32 total aircraft this year (of which 15 have already been added). During the presentation of its 2007 first quarter results, TAM announced the acquisition of an additional three wide-body Airbus aircraft by the end of the year, in addition to others previously planned, and said it will increase the number of aircraft in operation in long-haul international routes to 18 – 15 will be Airbus and three MD-11s. The company projects increasing its available seat kilometers (ASKs) in international operations by 70% in 2007.

Additionally, TAM has signed contracts with Airbus for the incorporation of another 54 aircraft, with deliveries scheduled through 2010. The contracts also contain 20 options for airplanes from the A320 family that may be exercised by the company, if warranted by market growth. TAM also announced the purchase of eight new Boeing 777-300ERs, with deliveries expected from beginning next year. TAM’s strategic planning calls for a fleet with 141 aircraft in operation by 2011.

The new A320s, used in domestic routes and in flights to South American destinations operated by TAM, will meet the increased demand seen in recent months. In the first five months of this year, passenger air traffic in Brazil’s domestic market grew 13.6% . In the same period, TAM grew 26% in comparison to the same period in 2006, according to official data from the National Civil Aviation Agency.

Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
 TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and closed May 2007 with a 49.7% domestic market share and a 72.4% international market share. The company operates flights to 49 destinations throughout Brazil. It serves 76 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded 4.3 million tickets in exchange for points.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.